UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On August 29, 2012, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing the sale of an additional 825,000 ordinary shares pursuant to the exercise by Aegis Capital Corp. (the “Underwriter”) of the over-allotment option granted to the Underwriter in connection with the Company’s recent public offering of 5,500,000 ordinary shares at a price to the public of $5.00 per share. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the SEC. All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated August 29, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: August 29, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer